UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name:

Hatteras Sector Select Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o Hatteras Capital Investment Management, LLC

8540 Colonnade Center Drive

Suite 401

Raleigh, NC 27615

Telephone Number (including area code):

(919) 846-2324

Name and address of agent for service of process:

David B. Perkins

8540 Colonnade Center Drive

Suite 401

Raleigh, North Carolina 27615

with a copy to:

Michael P. Malloy, Esquire

Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒    Yes                                                      ☐    No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Raleigh and State of North Carolina, as of the 18th day of October, 2011.

Hatteras Sector Select Fund

BY:	/s/ David B. Perkins
Name: David B. Perkins
Title: President